December 13, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Minnesota Life Insurance Company

Minnesota Life Individual Variable Universal Life Account

File: 333-183590; 811-22093

Dear Commissioners:

On behalf of Minnesota Life Insurance Company (the “Company”) and Minnesota Life Individual Variable Universal Life Account, we are filing this letter as correspondence to the Form N-6 registration statement referenced above (the “Registration Statement”). The letter responds to a comment received by the Company from the staff of the Securities and Exchange Commission (“SEC”) in a phone conversation on November 29, 2012 and provides supplemental information regarding changes the Company is making to the Variable Universal Life Insurance Policy (the “Policy”) described in the prospectus to the Registration Statement. Those changes will be disclosed in a prospectus included in pre-effective amendment No. 1 to the Registration Statement.

Below is our response to the SEC staff comment. For the SEC staff’s convenience, the SEC staff’s comment is set forth below, and then the response follows. Following our response to the SEC staff comment, we address the changes the Company is making to the Policy.

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1.	General Comments

Please clarify supplementally whether the company will be solely responsible for paying out on any guarantees associated with the contracts.

Response:

The Company is solely responsible for paying out on any guarantees under the Policies.

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Additionally, based upon comments received from the Interstate Insurance Product Regulatory Commission on the policy form for the Policy, the Company has expanded the coverage of the Guaranteed Minimum Accumulation Value (“GMAV”) so that it will apply to the Guaranteed Interest Account, the Interim Account, and the Fixed Indexed Accounts. In addition, the GMAV will apply to all Policy terminations which includes termination and maturity of the Policy as well as surrender and death. Also, for purposes of calculating

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December 13, 2012

the GMAV, the Indexed Account Charge will not be taken into account. The Company believes that these changes provide stronger guarantees to Policy owners who allocate premium and accumulation value to the General Account options. In order to reflect these changes, the Company proposes to revise the Guaranteed Minimum Fixed Indexed Account Value section of the registration statement beginning on page 31 to read as follows:

Guaranteed Minimum Account Value. The Policy has a guaranteed minimum Accumulation Value that is available upon Termination or surrender of the Policy, the death of the insured, or maturity. We calculate the guaranteed minimum Accumulation Value for the Policy by crediting interest on the Accumulation Value in the Guaranteed Interest Account, the Interim Account, and Fixed Indexed Accounts, on a daily basis at a minimum annual rate of interest of 2%. Deductions for current monthly Policy charges, excluding the Indexed Account Charge, will reduce the guaranteed minimum Accumulation Value. In addition, partial surrenders from and transfers of Accumulation Value out of the Guaranteed Interest Account, Interim Account and Fixed Indexed Account options will reduce the guaranteed minimum Accumulation Value. A partial surrender of Accumulation Value from the Guaranteed Interest Account, Interim Account or Fixed Indexed Account options will reduce the guaranteed minimum Accumulation Value by the amount withdrawn. Likewise, a transfer of Accumulation Value out of the Guaranteed Interest Account, Interim Account or Fixed Indexed Account options will reduce the guaranteed minimum Accumulation Value by the amount transferred.

We will assess the Partial Surrender Transaction Charge and the Transfer Transaction Charge against the Policy’s Accumulation Value in the same order as we assess other charges against Accumulation Value. This means that the guaranteed minimum Accumulation Value will only be affected by the Partial Surrender Transaction Charge and the Transfer Transaction Charge if the transfer occurs from the Guaranteed Interest Account, Interim Account or Fixed Indexed Account options. See “Deduction of Accumulation Value Charges.”

We use the guaranteed minimum Accumulation Value to calculate the Death Benefit payable on the death of the Insured, any amount payable upon Surrender of the Policy, upon Termination or maturity where the guaranteed minimum Accumulation Value exceeds the Accumulation Value under the Guaranteed Interest Account, Interim Account or Fixed Indexed Account options. For purposes of calculating the Death Benefit or Surrender Value or amount payable upon Termination or maturity, we compare the guaranteed minimum Accumulation Value for the Guaranteed Interest Account, Interim Account and Fixed Indexed Account options against the Accumulation Value in each of those Accounts. Where the guaranteed minimum Accumulation Value exceeds the Accumulation Value in the investment option at the date of death of the insured, surrender, Termination or maturity of the

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Policy, we use the guaranteed minimum Accumulation Value to calculate the death benefit payable, surrender value of the Policy or amount payable upon Termination or maturity. Conversely, where the guaranteed minimum Accumulation Value is less than the Accumulation Value in the Guaranteed Interest Account, Interim Account or Fixed Indexed Account options, we will use the Accumulation Value to calculate the Death Benefit payable, surrender value of the Policy or amount payable upon Termination or maturity. We will not use the guaranteed minimum Accumulation Value to calculate any other values under the Policy, including amounts available for policy loan or partial surrender.

The guaranteed minimum Accumulation Value will not extend the time Your Policy remains in force in the event of Policy Termination. In that event, we will send you the remaining guaranteed minimum Accumulation Value less any outstanding Policy loan, Policy loan interest due, and any surrender charge that may apply in the form of cash. If the guaranteed minimum Accumulation Value for the Guaranteed Interest Account, Interim Account or Fixed Indexed Account is less than the Accumulation Value for that option, we will not pay you any amount for that General Account option upon Termination of the Policy. The amount of cash you will receive upon Policy Termination will be the sum of the excess of the guaranteed minimum Accumulation Value over the Accumulation Value for each of the Guaranteed Interest Account, Interim Account and Fixed Indexed Account options.

Example: The example below compares the calculation of the guaranteed minimum Accumulation Value and the Accumulation Value under the Fixed Indexed Accounts over a five year period.

[Table will remain the same]

Under the above example, if the insured were to die or the Owner were to surrender the Policy in the first two years, we would use the guaranteed minimum Accumulation Value to calculate the death benefit payable or Surrender Value of the Policy since in each of those years the guaranteed minimum Accumulation Value would exceed the Accumulation Value in the Fixed Indexed Accounts. We would also use the guaranteed minimum Accumulation Value to calculate the Death Benefit payable or Surrender Value of the Policy in the third year prior to the end of the Index Credit Term since the guaranteed minimum Accumulation Value would also exceed the Accumulation Value in the Fixed Indexed Accounts up to that point. Remember, we credit Index Credits only at the end of the Index Credit Term. After the end of the Index Credit Term in year three and for years four and five, the Accumulation Value in the Fixed Indexed Accounts would exceed the guaranteed minimum Accumulation Value. For those years, we would use the Accumulation Value in the Fixed Indexed Accounts to calculate the death benefit payable or Surrender Value of the Policy.

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December 13, 2012

The example below shows the impact on both the guaranteed minimum Accumulation Value and the Accumulation Value under the Fixed Indexed Accounts when a partial surrender is requested.

Example. In this example, a partial surrender is taken at the end of the second year where all of the Fixed Indexed Account Accumulation Value is withdrawn in a partial surrender of the Policy. This may occur only if there is sufficient Accumulation Value in the other Accounts to prevent the Policy from terminating. Since our policy is to take the partial surrender transaction charge from the remaining Accounts in the order specified for Accumulation Value Charges, the charge is ignored for purposes of this example. Using the values in the prior example shown above, if all of the Fixed Indexed Account Accumulation Value of $1,760 is surrendered, the Fixed Indexed Account Accumulation Value will equal $0 and the guaranteed minimum Accumulation Value related to the Fixed Indexed Accounts will equal $55 ($1,815 of guaranteed minimum Accumulation Value less $1,760 of Accumulation Value withdrawn). Assuming at least one other Account has sufficient Accumulation Value to prevent the Policy from terminating, we will continue to credit interest at the guaranteed minimum rate on the remaining guaranteed minimum Accumulation Value related to the Fixed Indexed Accounts of $55 while the Policy remains in force. We will use the Fixed Indexed Account guaranteed minimum Accumulation Value of $55 plus accrued interest at the guaranteed minimum rate, as well as any additional guaranteed minimum Accumulation Value related to the Guaranteed Interest or the Interim Accounts, to compute surrender proceeds if the Policy is surrendered, to pay You in cash if the Policy terminates or to calculate the Death Benefit if the insured dies.

Example. In the following example we illustrate the impact of the guaranteed minimum Accumulation Value when the Policy terminates. This example assumes the Policy Owner has allocated amounts to both the Guaranteed Interest Account and one or more of the Fixed Indexed Accounts while the Policy was in force, there are no outstanding Policy loans and no Surrender charges apply. The Policy terminates with the following Accumulation Value and guaranteed minimum Accumulation Value for the Guaranteed Interest Account and the Fixed Indexed Accounts:

Account	Accumulation Value	Guaranteed minimum Accumulation Value
Guaranteed Interest Account	$0	$15
Fixed Indexed Accounts	$0	$55

Total	$0	$70

Since the Policy Accumulation Value of $0 is insufficient to pay the next monthly Policy charges, the Policy will terminate. When this occurs, we will send the Policy

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owner a check for the total amount of the guaranteed minimum Accumulation Value, or $70. Since there are no outstanding Policy loans, no Policy loan interest is due, and no surrender charges apply, you would receive the entire $70 in the form of cash.

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The Company believes that the changes noted above satisfy all of the SEC staff’s comments. When the Company receives notice from the SEC staff that it should proceed with the filing of its pre-effective amendment, all of the above proposed changes will be incorporated into the pre-effective amendment to the Registration Statement. If there are additional questions or comments, please contact the undersigned at (651) 665-4593.

Very truly yours,

/s/ Timothy E. Wuestenhagen

Timothy E. Wuestenhagen

Senior Counsel

cc: Thomas E. Bisset, Esq.